SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 16 December 2013

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The "Bank")

Statement on 2013 EBA EU-wide Disclosure Exercise

16 December 2013

Bank of Ireland (the "Bank") has published certain data as at 31 December 2012 and 30 June 2013 as per the European Banking Authority (EBA) disclosure templates and definitions used for this EU-wide exercise.

The EBA templates include details of the Bank's credit risk exposures, risk weighted assets (RWAs) by risk type, securitisation exposures and market risk RWAs, and sovereign exposures by maturity and country/region.

The published data including the EBA disclosure templates for Bank of Ireland can be found at www.bankofireland.com/investor.
-Ends-

For further information please contact:

Bank of Ireland
Andrew Keating                   Group Chief Financial Officer                                           +353 (0)766 23 5141
Mark Spain                            Director of Group Investor Relations                             +353 (0)766 23 4850
Pat Farrell                               Head of Group Communications                                     +353 (0)766 23 4770

Forward Looking Statement
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal,' 'would', or their negative variations or similar expressions identify forward looking statements. Examples of forward looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, loan to deposit ratios, level of ownership by the Irish Government, expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's defined benefit pension schemes, estimates of capital expenditures, discussions with Irish, UK, European and other regulators and plans and objectives for future operations.

Such forward looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, the following: concerns on sovereign debt and financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group; general economic conditions in Ireland, the UK and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; the effects of the 2011 PCAR, the 2011 PLAR and the deleveraging reviews conducted by the Central Bank and any further capital assessments undertaken by regulators; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish and UK Governments; the impact of further downgrades in the Group's and the Irish Government's credit rating; the impact of any exit arrangements by the State from the EU / IMF programme; the availability of customer deposits at sustainable pricing levels to fund the Group's loan portfolio and the outcome of the Group's disengagement from the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (ELG scheme); development and implementation of the Group's strategy, including the implementation of the Group's revised EU Commission restructuring plan; competition for customer deposits and the Group's ability to achieve estimated net interest margin increases and cost reductions; property market conditions in Ireland and the UK; the performance and volatility of international capital markets; the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk; the continued implementation of the Irish Government's austerity measures relating to the financial support package from the EU/IMF; the exercise by regulators of powers of regulation and oversight; the effects of the Irish Government's stockholding in the Group (through the NPRFC) and possible increases in the level of such stockholding; the outcome of any legal claims brought against the Group by third parties or legal or regulatory proceedings or any Irish banking inquiry more generally that may have implications for the Group; the potential requirement for further contributions to the Group pension schemes; potential deterioration in the credit quality of the Group's borrowers and counterparties; the impact of the implementation of significant regulatory developments such as Basel III, Capital Requirements Directive (CRD) IV and the Recovery and Resolution Directive; implications of the Personal Insolvency Act 2012 for distressed debt recovery and impairment provisions; and the Group's ability to address information technology issues.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 16 December 2013